UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of December 2005

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

TABLE OF CONTENTS

1.	EDP Release: EDP Group Signs an Agreement for the Sale of its Stake in the Share Capital of GALP Energia, SGPS, S.A.

2.	EDP Release: ERSE Announces Parameters, Tariffs and Prices for Electricity and Other Services for 2006-2008.

Reuters: Bloomberg:	EDPP.IN / EDP.N EDP PL / EDP US	EDP GROUP SIGNS AN AGREEMENT FOR THE SALE OF ITS STAKE IN THE SHARE CAPITAL OF GALP ENERGIA, SGPS, S.A.

Following EDP – Energias de Portugal, S.A. (“EDP”) release issued on November 30th, 2005, EDP informs that today it has signed a Sale and Purchase Agreement with the AMÉRICO AMORIM GROUP for the sale of 23,663,875 shares corresponding to a 14.268% stake in the share capital of GALP Energia, SGPS, S.A (“GALP”) owned by EDP Participações, SGPS, S.A. (“EDP PARTICIPAÇÕES”), a fully owned subsidiary of EDP.

The value of this transaction amounts to 720.5 million euros reflecting a total equity value for GALP of approximately 5,050 million euros. The transfer of the share ownership and the effectiveness of this transaction are conditional to the full payment by the AMÉRICO AMORIM GROUP of the agreed amount, of which 20% was paid on the present date and the balance will be paid until January 30th, 2006. The completion of this operation will allow EDP PARTICIPAÇÕES to book an after tax capital gain of approximately 398 million euros.

Simultaneously, EDP PARTICIPAÇÕES entered into a shareholders agreement with Rede Eléctrica Nacional, S.A. (“REN”), regarding GALP, aimed at creating a shareholders’ group with significant influence in the company’s governing bodies.

Among other matters, this shareholders agreement establishes a common understanding between the parties for the maintenance of the existing plan with respect to the transfer of the regulated gas assets to REN (unbundling). In addition, the agreement grants to both parties call/put options for the sale of REN’s stake in GALP, as a way of ensuring its future exit from this company’s share capital.

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello
Phone +351 210012834 Fax: +351 210012899
Email: ir@edp.pt

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

In this context, the AMÉRICO AMORIM GROUP will subscribe to the abovementioned agreement and will replace EDP as a party to it once the purchase of EDP PARTICIPAÇÕES stake in GALP has been completed.

The decision by EDP’s Board of Directors to sell EDP’s stake in GALP results from an analysis of the alternatives facing the company from the perspective of maximizing the value of the aforementioned stake. This decision took into consideration the current absence of a strong strategic rationale for EDP regarding its shareholding in GALP following:

•	the ruling by the European Commission on the 9th of December, 2004, confirmed by the European Court on the 21st of September, 2005, that blocked the acquisition by EDP of a 51% stake in Gás de Portugal; and

•	the current strategic guidelines for the energy sector in Portugal proposed by the Government through Resolution of the Council of Ministers 169/2005, of 24 of October, supporting the existence of more than one integrated player in the gas and electricity businesses in Portugal.

EDP – Energias de Portugal, S.A.

Reuters: Bloomberg:	EDPP.IN / EDP.N EDP PL / EDP US	ERSE ANNOUNCES PARAMETERS, TARIFFS AND PRICES FOR ELECTRICITY AND OTHER SERVICES FOR 2006-2008

The Portuguese Energy Services Regulatory Authority (“ERSE”) made public today the document relative to the “parameters, tariffs and prices for electricity and other services in Portugal” for the 2006-2008 regulatory period. As opposed to the previous regulatory period, which lasted for only one year since it was considered of an “exceptional and transitory” nature due to the foreseen implementation in 2005 of the Iberian Electricity Market (“MIBEL”), the new regulatory period covers a three years’ time span and the 2006 tariffs could be subject to revision with the start of the MIBEL.

		Average Electricity Prices to Final Clients PES – Public Electricity System (€/KWh)	2005*	2006	% Chg
		Average Electricity Prices to Final Clients	0.1055	0.1094	3.7%
		Very High Voltage	0.0468	0.0498	6.3%
		High Voltage	0.0522	0.0559	7.1%
		Medium Voltage	0.0811	0.0894	10.2%
		Special Low Voltage	0.1006	0.1156	14.9%
		Normal Low Voltage	0.1320	0.1345	1.9%
		Public Lighting	0.0859	0.0767	-10.8%
INVESTOR RELATIONS DEPARTMENT Pedro Pires, Head of IR Gonçalo Santos Elisabete Ferreira Cristina Requicha Rui Antunes Catarina Mello

*  Average electricity prices for final clients in VHV, HV and MV include tariff increases resulting from the quarterly adjustments that reflect the change in fuel prices.

In respect to EDP Distribuição regulated activities, ERSE, assuming a 3.4% annual growth in electricity consumption, set the following allowed revenues for 2006: (i) €1,032.2 million for the use of the distribution grid; (ii) €140.7 million for network services; (iii) €74.1 million for supply in the public system and; iv) €86.5 million related to the pass-through to the final tariff of the costs associated with the energy acquisition activity. As such, total regulated revenues at EDP Distribuição will amount to €1,333.5 million, an increase of 11.8% vis-à-vis the €1,192.9 million set by ERSE for the 2005 tariffs.

Phone +351 210012834 Fax: +351 210012899
Email: ir@edp.pt

EDP - Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa    Portugal

Share Capital € 3 656 537 715    Registered with the Commercial Registry Office of Lisbon under no. 1805    Company Tax Number 500 697 256

		2006
Allowed Revenues (€ million)	2005 (1)	Proposal (2)	Final (3)	Chg. %(3)/(1)
Electricity Distribution before HRR* costs recovery and Adjust.	903.2	984.8	981.3	8.7%
Human Resources Restructuring (HRR) Costs Recovery	26.3	17.5	17.5	-33.5%
t-2 Adjustments	13.5	33.3	33.3	146.8%
Use of Distribution Grid Activity (UDGr)	943.0	1,035.7	1,032.2	9.5%

Network Services before HRR* costs recovery and Adjust.	129.8	136.0	134.2	3.4%
Human Resources Restructuring (HRR) Costs Recovery	6.7	4.2	4.2	-38.3%
t-2 Adjustments	1.4	2.3	2.3	65.5%
Network Services Activity (NS)	137.9	142.4	140.7	2.0%

Supply in Public System before HRR* costs recovery and Adjust.	78.2	71.4	70.6	-9.8%
Human Resources Restructuring (HRR) Costs Recovery	4.6	2.4	2.4	-47.6%
t-2 Adjustments	1.4	1.1	1.1	-23.1%
Supply in the Public System Activity (SPS)	84.3	75.0	74.1	-12.1%

t-1 Adjustments	-7.0	107.3	107.3	—
t-2 Adjustments	34.6	-20.7	-20.7	—
Energy Acquisition Activity	27.6	86.5	86.5	213.7%
Total Allowed Revenues	1,192.9	1,339.6	1,333.5	11.8%

*HRR — Human Resources Restructuring

Additionally, the rate of return on net assets for EDP Distribuição’s regulated activities is now set by ERSE at 8.0%, replacing the former 8.5% rate that was defined for the previous regulatory period.

On what concerns the allowed revenues for the use of the distribution grid activity, ERSE changed its calculation formula. In previous regulatory periods, these allowed revenues were computed, for each voltage segment, based on a unit variable component times the electricity volumes distributed by EDP Distribuição and updated to previous year’s inflation deducted by an efficiency factor
(CPI t-1 – X). For the new regulatory period, ERSE introduced in the calculation formula, a fixed remuneration component, independent of electricity distributed volumes, which will also be updated to previous year’s inflation deducted by an efficiency factor (CPI t-1 – X).

The amounts of the fixed and variable components for 2006, as well as the parameters used for updating the components in 2007 and 2008 are as follows:

Components for calculation of UDGr* allowed revenues	2005	2006
Fixed Component – HV/MV (€ million)	—	136.4
Variable Unit Component – HV/MV (€/MWh)	8.27	5.60
Electricity Distributed as estimated by ERSE – HV/MV (GWh)	41,760	45,236

Fixed Component – LV (€ million)	—	266.2
Variable Unit Component – LV (€/MWh)	24.47	13.61
Electricity Distributed as estimated by ERSE – LV (GWh)	22,797	23,916

2007 and 2008 parameters for calculation of UDGr* allowed revenues	2007	2008
Fixed Component
X Factor – HV/MV	0.5%	0.8%
X Factor – LV	0.5%	0.2%

Variable Component
X Factor – HV/MV	4.5%	4.9%
X Factor – LV	3.9%	4.2%
*	UDGr – Use of the Distribution Grid

The significant increase in the 2005 electricity system’s costs, due to the unanticipated rise in fuel prices and Special Regime generation volumes, along with the fact that increases in low voltage clients’ tariffs are limited, in each year, to inflation, created a tariff deficit of €369 million. Of this amount, approximately €115 million are attributable to EDP Distribuição and are included in the €1,333.5 million allowed revenues for 2006. This deficit, recognized by ERSE, represents an interest bearing amount that will be recovered by EDP Distribuição through the tariffs between 2007 and 2011.

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 7, 2005

EDP- Energias de Portugal, S.A.

By:	/s/ JOÃO RAMALHO TALONE
Name:	João Ramalho Talone
Title:	Chief Executive Officer